UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of  July 2006
000-50109
(Commission File Number)
AMS HOMECARE INC.
(Registrant's Name)
1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☑ Form 20-F
☐ Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule?12g3-2(b) under the Securities Exchange Act of 1934.
☐ Yes
☑ No
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule?12g3-2(b): 82-

AMS HOMECARE REPORTS 13% INCREASE IN Q1 REVENUES

•

AMS reports a profitable first quarter

VANCOUVER
,
British Columbia
, July 28, 2006 —
AMS Homecare Inc. (OTCBB: AHCKF), is pleased to announce that net sales for the three months ended May 31, 2006 increased by $270,981 to $2,288,056 compared to $2,017,075 for the same period last year.
This increase is a result of higher volume of existing products and sales from the IER monitoring services.
For the quarter ended May 31, 2006, 88% of the total sales were from scooters and power chairs, 9% from the sale of accessories, cushions, and daily living aids, and 3% from the sale IER monitoring services.
Sales from the company’s first retail outlet were negligible for the reporting period.

Gross profit as a percentage of net sales for the quarter ended May 31, 2006 and the quarter ended May 31, 2005 was 45% and 43% respectively.
Gross profit actually increased by $148,228 to $1,018,880 for the quarter ended May 31, 2006 compared to the same period in the previous year.
Sales of scooters and scooter accessories are seasonal with the peak season running from May to September.
The company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.
In addition to diversification, the company has also increased its sales of scooters and accessories over the last twelve months.
As outlined in the news releases dated July 10, 2006 and July 26, 2006, the company’s auditors have not yet provided the company with their audit opinion letter on the February 28, 2006 year-end statements.
In the opinion of the company, the field audit was completed and an audit opinion letter from the auditors should have been received.
The company is making efforts to retain new auditors to provide the audit opinion letter since on July 27, 2006 the company was notified that the auditors would not fulfill the terms of their contract to provide an audit opinion letter.
The company received a cease trade order from the British Columbia Securities Commission on July 10, 2006 under Section 164 of the Securites Act, R.S.B.C. 1996, c.418.
Mr. Harj Gill, CEO said, that the company “is confident that these matters will be resolved, as the company has made every reasonable effort to ensure the completion of a proper audit.
It is unfortunate that the shareholders and the company have been put into this position.
The company intends to move forward with holding the AGM and has planned the mailing of the Annual General Meeting documents scheduled for release next week.

Although we continue to suffer due to damages from the delay in the RTO and for the delay in receiving the audit opinion letter, the company continues to grow and is pleased with the quarterly results.”

About AMS Homecare
Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment, durable, disposable medical products, and patient monitoring technology and is a
US
retailer with its own pharmacy/durable equipment store (
http://www.65plusstore.com
).
With a base of 300-plus dealer customers in
Canada
, the company is moving forward to strengthen its foundation and to build an organization capable of serving the independence needs of the aging populations in
Canada
and the
United States
. More information is available at (
http://www.amshomecare.com
).

For Further Information Contact:

AMS Homecare Inc:
Daryl Hixt
Corporate Communication
604-273-5173 ext 121
ir@amshomecare.com

Safe
Harbor
Statement:
Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.
Investors should refer to the Full and
Complete
Safe
Harbour
Statement disclosed on the company website (http://
www.amshomecare.com
)

Exhibits
None

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2006	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer